UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Immersion Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

452521107

(CUSIP Number)

ERIC SINGER

VIEX Capital Advisors, LLC

825 Third Avenue, 33rd Floor

New York, New York 10022

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 7, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		294,660**
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

294,660**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

294,660**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

PN

* This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

** Includes 95,000 shares underlying call options currently exercisable as further described in Item 6 hereto.

2

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,550,774
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,550,774
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,550,774
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		294,660**
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

294,660**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

294,660**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

OO

** Includes 95,000 shares underlying call options currently exercisable as further described in Item 6 hereto.

4

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,550,774
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,550,774
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,550,774
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,845,434**
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,845,434**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,845,434**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%
14	TYPE OF REPORTING PERSON

IA

** Includes 95,000 shares underlying call options currently exercisable as further described in Item 6 hereto.

6

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,845,434**
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,845,434**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,845,434**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%
14	TYPE OF REPORTING PERSON

IN

** Includes 95,000 shares underlying call options currently exercisable as further described in Item 6 hereto.

7

CUSIP NO. 452521107

1	NAME OF REPORTING PERSON

Steve L. Domenik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 452521107

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (the “Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:

(i)	VIEX Opportunities Fund, LP – Series One (“Series One”), a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership, with respect to the Shares directly and beneficially owned by it;

(ii)	VIEX Special Opportunities Fund II, LP (“VSO II”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;

(iii)	VIEX GP, LLC (“VIEX GP”), a Delaware limited liability company, as the general partner of Series One;

(iv)	VIEX Special Opportunities GP II, LLC (“VSO GP II”), a Delaware limited liability company, as the general partner of VSO II;

(v)	VIEX Capital Advisors, LLC (“VIEX Capital”), a Delaware limited liability company, as the investment manager of each of Series One and VSO II;

(vi)	Eric Singer, as managing member of each of VIEX GP, VSO GP II, and VIEX Capital and as a nominee to the Issuer’s Board of Directors (the “Board”); and

(vii)	Steve L. Domenik, as a nominee to the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Series One, VSO II, VIEX GP, VSO GP II, VIEX Capital and Mr. Singer is 825 Third Avenue, 33rd Floor, New York, New York 10022. The address of the principal office of Mr. Domenik is P.O. Box 1629, Aptos, CA 95001.

(c)       The principal business of Series One and VSO II is investing in securities. The principal business of VIEX GP is acting as the general partner of Series One. The principal business of VSO GP II is acting as the general partner of VSO II. The principal business of VIEX Capital is serving as the investment manager to Series One and VSO II. The principal occupation of Mr. Singer is serving as the managing member of each of VIEX GP, VSO GP II and VIEX Capital. The principal occupation of Mr. Domenik is serving as a general partner of Sevin Rosen Funds, a venture capital firm.

9

CUSIP NO. 452521107

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Series One, VSO II, VIEX GP, VSO GP II and VIEX Capital is organized under the laws of the State of Delaware. Messrs. Singer and Domenik are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 199,660 Shares beneficially owned by Series One is approximately $1,378,355, including brokerage commissions. The aggregate purchase price of the call options currently exercisable onto 95,000 Shares beneficially owned by Series One, as further described in Item 6 below, is approximately $386,250, including brokerage commissions.

The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,550,774 Shares beneficially owned by VSO II is approximately $10,588,357, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons believe that the Issuer has significant value in its intellectual property portfolio.  However, in light of the serious governance, operating and oversight issues that have plagued the Issuer, the Reporting Persons believe this value can best be realized through a reconstituted Board.  While the termination of Vic Viegas as CEO has long been overdue, the Reporting Persons believe the Board must be refreshed with new directors that will have the experience, skill set and fresh perspectives necessary to address key strategic decisions facing the Issuer and unlock stockholder value. The Reporting Persons hold Chairman Carl Schlachte and the other long serving directors directly accountable for the Issuer’s weak performance and look forward to a quick appointment of an experienced and independent CEO who can oversee, in conjunction with a reconstituted Board, the implementation of strategies and business plans that will benefit all stockholders.  Accordingly, on December 7, 2017, Series One delivered a letter to the Issuer nominating Steve L. Domenik and Eric Singer for election to the Board at the 2018 annual meeting of stockholders.

10

CUSIP NO. 452521107

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 29,251,243 Shares outstanding, which is the total number of Shares outstanding as of October 27, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 3, 2017.

A.	Series One
(a)	As of the close of business on December 6, 2017, Series One beneficially owned 294,660 Shares, including 95,000 Shares underlying call options currently exercisable as further described in Item 6 hereto.

Percentage: Approximately 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 294,660
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 294,660

(c)	The transactions in the Shares by Series One during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	VSO II
(a)	As of the close of business on December 6, 2017, VSO II beneficially owned 1,550,774 Shares.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,550,774
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,550,774

(c)	VSO II has not entered into any transactions in the Shares during the past sixty days.
C.	VIEX GP
(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 294,660 Shares beneficially owned by Series One, including 95,000 Shares underlying call options currently exercisable as further described in Item 6 hereto.

Percentage: Approximately 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 294,660
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 294,660
11

CUSIP NO. 452521107

(c)	VIEX GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Series One during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	VSO GP II
(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 1,550,774 Shares beneficially owned by VSO II.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,550,774
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,550,774

(c)	VSO GP II has not entered into any transactions in the Shares during the past sixty days.
E.	VIEX Capital
(a)	VIEX Capital, as the investment manager of Series One and VSO II, may be deemed the beneficial owner of the (i) 294,660 Shares beneficially owned by Series One, including 95,000 Shares underlying call options currently exercisable as further described in Item 6 hereto, and (ii) 1,550,774 owned by VSO II.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,845,434
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,845,434
(c)	VIEX Capital has not entered into any transactions during the past sixty days. The transactions in the Shares on behalf of Series One during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Eric Singer
(a)	Mr. Singer, as the managing member of VIEX GP and VIEX Capital, may be deemed the beneficial owner of the (i) 294,660 Shares beneficially owned by Series One, including 95,000 Shares underlying call options currently exercisable as further described in Item 6 hereto, and (ii) 1,550,774 owned by VSO II.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,845,434
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,845,434
12

CUSIP NO. 452521107

(c)	Mr. Singer has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Series One during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
G.	Stephen L. Domenik
(a)	As of the close of business on December 6, 2017, Mr. Domenik does not beneficially own any Shares.

Percentage: Approximately 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Domenik has not entered into any transactions in the Shares during the past sixty days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Series One has sold short in over the counter market American-style put options referencing an aggregate of 50,000 Shares, which have an exercise price of $5.00 and expire on May 18, 2018, and an aggregate of 50,000 Shares, which have an exercise price of $7.50 and expire on May 18, 2018, as further detailed on Schedule A hereto, which is incorporated by reference herein. Series One sold in the over the counter market call options referencing an aggregate of 95,000 Shares, which have an exercise price of $2.50 and expire on May 18, 2018.

On December 7, 2017, the Reporting Persons entered into a Joint Filing and Solicitation Agreement in which the Reporting Persons who will remain Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement dated December 7, 2017 by and among VIEX Opportunities Fund, LP – Series One, VIEX Special Opportunities Fund II, LP, VIEX GP, LLC, VIEX Special Opportunities GP II, LLC, VIEX Capital Advisors, LLC, Eric Singer and Stephen L. Domenik.
99.2	Form of Indemnification Agreement.
99.3	Power of Attorney.

13

CUSIP NO. 452521107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2017

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer, individually and as attorney-in-fact for Stephen L. Domenik

14

CUSIP NO. 452521107

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VIEX opportunities fund, LP – Series one

Purchase of May 2018 Call Options ($2.50 Strike Price)	500	3.8	11/27/2017
Short Sale of May 2018 Put Options ($5.00 Strike Price)	(400)	0.55	11/28/2017
Purchase of May 2018 Call Options ($2.50 Strike Price)	450	4.34	11/30/2017
Short Sale of May 2018 Put Options ($5.00 Strike Price)	(100)	0.3195	11/30/2017
Short Sale of May 2018 Put Options ($7.50 Strike Price)	(450)	1.2883	11/30/2017
Short Sale of May 2018 Put Options ($7.50 Strike Price)	(50)	1.276	12/01/2017